Exhibit 99.1

ESSA Pharma Provides Clinical Study Update and Announces Presentations at the American Association for Cancer Research Annual Meeting

HOUSTON, TEXAS AND VANCOUVER, CANADA, April 3, 2017 /CNW/ - ESSA Pharma Inc. (TSX: EPI; NASDAQ: EPIX) ("ESSA" or the "Company"), a pharmaceutical company focused on the development of novel small molecule drugs for the treatment of prostate cancer, provided an update today on the status of its Phase 1 clinical study of EPI-506 for patients with metastatic castration-resistant prostate cancer ("mCRPC"). EPI-506 targets the N-terminal domain ("NTD") of the androgen receptor (AR) – a novel approach to AR inhibition. Research into NTD AR biology is also being highlighted in three posters at the American Association for Cancer Research Annual Meeting ("AACR") in Washington, DC, April 1-5, 2017.

EPI-506 continues to be very well-tolerated through six patient cohorts at escalating doses in the Phase 1 dose trial. Recent pharmacological results have confirmed that cohort six is achieving drug exposures within the targeted therapeutic range and ESSA plans to expand the patients on this cohort to obtain additional data from a broader group of patients. Given the very favorable tolerability and safety profile seen to date, an additional higher dose level will be studied to maximize exposure and to aid in the determination of an optimal Phase 2 dose. ESSA intends to submit data from the Phase 1 clinical trial to a scientific meeting and anticipates announcing updated results by the end of the second calendar quarter of 2017.

"We are very pleased with the progress of our Phase 1 study to date," said David Parkinson, President and CEO of the Company. "The excellent tolerability of EPI-506 has allowed us to continue escalating the dose safely to achieve therapeutically meaningful exposures to the drug. Our focus now is to augment our data set as we finalize Phase 2 dose selection and prepare to progress into the Phase 2 portion of the study."

At AACR this week, one of ESSA's founding scientists, Dr. Marianne Sadar of the British Columbia Cancer Agency, and her trainees are presenting three posters focusing on her continued research into the biology of the NTD of the AR. The presentations highlight preclinical studies examining the gene expression profile of different AR-inhibitors, expanding the understanding of NTD AR transcriptional regulation and uncovering possible resistance mechanisms to NTD AR inhibition.

About ESSA Pharma Inc.
ESSA is a clinical-stage pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration resistant prostate cancer ("CRPC") in patients whose disease is progressing despite treatment with current therapies. ESSA believes that its product candidate, EPI-506, can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies. EPI-506 acts by disrupting the androgen receptor signaling pathway, which is the primary pathway that drives prostate cancer growth. EPI-002, the primary metabolite of EPI-506, prevents AR activation by binding selectively to the N-terminal domain of the AR. A functional NTD is essential for activation of the AR. Blocking the NTD prevents activation of the AR. In preclinical studies, blocking the NTD has demonstrated the capability to overcome the known AR-dependent mechanisms of CRPC. ESSA was founded in 2009.

About Prostate Cancer
Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2012). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, mCRPC. Most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements about the Company's upcoming Phase 2 portion of the Company's Phase 1/2 clinical trial, including its expansion and additional studies, and the expectations regarding the announcement of results; statements about the Company's upcoming Phase 2 clinical trial, including, expectations regarding the initiation of the Phase 2 dose expansion study; and the implementation of the Company's business model and strategic plans.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) obtaining positive results of clinical trials; (ii) obtaining regulatory approvals; and (iii) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 14, 2016 under the heading "Risk Factors", a copy of which is available on ESSA's profile at the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

SOURCE ESSA Pharma Inc

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%CIK: 0001633932

For further information: David S. Wood, Chief Financial Officer, Tel: (778) 331-0962; Peter Virsik, Executive Vice President & Chief Operating Officer, Tel: (832) 831-5958

CO: ESSA Pharma Inc

CNW 08:30e 03-APR-17